

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 19, 2022

Keith Gottesdiener, M.D.
President and Chief Executive Officer
Prime Medicine, Inc.
21 Erie Street
Cambridge, MA 02139

> **Re: Prime Medicine, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Exhibit Nos. 10.13 - 10.16**
> **Filed October 17, 2022**
> **File No. 333-267579**

Dear Dr. Gottesdiener:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Gabriela Morales-Rivera, Esq.